UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               September 15, 2006

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

PGS RE-ENTERS THE GULF OF MEXICO

SEPTEMBER 11, 2006: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that it will acquire a new Multi-Client 3D seismic survey in the areas of Garden Banks, Keathley Canyon, Green Canyon and Walker Ridge located offshore Louisiana and Texas in the Gulf of Mexico.

Covering approximately 401 deepwater OCS blocks, (9,345 square kilometers) the new program named "Crystal" focuses on an area where a step-change in imaging quality is required.

PGS will be acquiring the Crystal survey using state of the art Wide Azimuth Towed Streamer (WATS) Technology. The Ramform Viking and two additional source vessels will commence the first phase of data acquisition in October 2006 and acquisition of the entire 401 block project will be completed in approx. 12 months.

BP America Inc. is the primary financial and technical partner for the Crystal survey. PGS and BP are already engaged in successful technical collaboration efforts on several fronts. The Crystal Project provides an excellent opportunity for further collaboration focused on Wide Azimuth Technology. Additional pre-funding has been secured from other oil companies and the project has above average pre-funding levels as compared to other Gulf of Mexico multi-client seismic surveys.

President of PGS' Marine Geophysical division, Rune Eng, stated the following:

"This project marks the return of PGS to the Gulf of Mexico. It is PGS' strategy to have a presence in all the major global markets and to increase our investment in new Multi-Client projects. The Crystal survey achieves both those objectives and we envisage having many additional opportunities in 2008 to expand on this project. We are extremely pleased to have such an experienced partner as BP to be involved in this substantial project."

PGS' President for the North and South America region, Magne Reiersgard added the following:

"The Crystal area has significant imaging challenges and we believe that the area requires the advanced imaging solution that WATS provides to create a clearer image. We are pleased that BP and other companies have committed to the Crystal project, and that other major deepwater players have expressed interest in joining this project."

Data will be available for the upcoming March 2008 Lease Sale in the Gulf of Mexico.

                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
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                                                     (Registrant)

   September 15, 2006                        /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager